Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2018

TSX: MPVD |NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

This Management’s Discussion and Analysis (“MD&A”) as of May 10, 2018 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPVD”) and should be read in conjunction with the MD&A for the year ended December 31, 2017, the unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2018 and the audited consolidated statements for the year ended December 31, 2017. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Keyvan Salehi, P.Eng., MBA, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

Page | 2

HIGHLIGHTS

•	Earnings from mine operations for the three months ended March 31, 2018 amounted to $24,565.

•	Net income for the three months ended March 31, 2018 was $67, or $0.00 basic and diluted earnings per share.

•	The Company concluded two tender sales in the first quarter of 2018, through its diamond broker based in Antwerp, Belgium. The Company anticipates conducting three tender sales in the second quarter, two tender sales in the third quarter, and three tender sales in the fourth quarter.

•	Revenue recognized in the three months ended March 31, 2018 totaled $66,565 (US$52,358). Revenue was realized through the first two tender sales of the 2018 year, with no direct sales to De Beers Canada Inc. (“De Beers”) in the period. Revenue recognized for the three months ended March 31, 2018 reflects an average realization of $126 Canadian dollar equivalent per carat (US$99 per carat).

•	Mining of overburden, waste rock and ore in the 5034 and Hearne open pits for the three months ended March 31, 2018 was approximately 6.3 million tonnes and 1.9 million tonnes, respectively, for a total of 8.2 million tonnes. Ore mined in the first quarter totalled 741,000 tonnes, with approximately 796,000 tonnes of ore stockpile at quarter end on a 100% basis.

•	For the three months ended March 31, 2018, the GK Mine treated approximately 786,000 tonnes of ore through the process plant and recovered approximately 1,641,000 carats on a 100% basis for an average recovered grade of approximately 2.09 carats per tonne (“cpt”). This recovered grade is in line with the budget. The Company’s 49% attributable share of diamond production for the three months ended March 31, 2018 was approximately 804,000 carats.

•	Gem and near-gem diamonds for the three months ended March 31, 2018 contributed approximately 97% of the diamond sales proceeds at an average price of US$161 per carat. The remaining 3% of proceeds came from industrial diamonds at an average price of US$8 per carat. Gem and near-gem diamonds represented approximately 60% of sales by volume to March 31, 2018.

•	The Company concluded two tender sales in the three months ended March 31, 2018. A third tender sale was closed in April of 2018. Rough diamond market conditions were buoyant with strong demand reported across all product categories. The Company’s product offering in this period included a large number of fancies and specials, which generated considerable market interest and competition. A record number of fancies and special stones in the second tender of 2018 contributed to a higher than normal realized average price per carat.

•	Customer participation rates at the Company’s two tender sales concluded in the three months ended March 31, 2018 were very strong. The average number of customers placing bids increased by 30% over 2017 levels and the number of bids received per lot increased from an average of eleven in 2017 to over fourteen this quarter. The average number of lots per sale (164, compared with an average 125 in 2017) was elevated due to the large number of individual fancy and special stones which were marketed as individual stone lots.

•	Cash costs of production, including capitalized stripping costs, for the three months ended March 31, 2018 were $76 per tonne, and $37 per carat recovered. Note that this term is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.
•	The Company published an updated technical report in respect of the Gahcho Kué diamond mine titled “Gahcho Kué Mine NI-43-101 Technical Report” (with information effective as of December 31, 2017) as prepared and completed by JDS Energy and Mining Inc., filed by the Company on SEDAR on March 26, 2018 and concurrently on EDGAR under form 6K.

Page | 3

The following table summarizes key operating highlights for the three months ended March 31, 2018 and 2017.

		Three months ended	Three months ended
		March 31, 2018	March 31, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	741	611
*Waste tonnes mined	kilo tonnes	7,461	7,059
*Total tonnes mined	kilo tonnes	8,202	7,670
*Ore in stockpile	kilo tonnes	796	223

Processing
*Ore tonnes processed	kilo tonnes	786	492
*Average plant throughput	tonnes per day	8,733	5,467
*Average diamond recovery	carats per tonne	2.09	1.76
*Diamonds produced	000's carats	1,641	867
Approximate diamonds produced - Mountain Province	000's carats	804	425
Cash costs of production per tonne, net of capitalized stripping **		$75	-
Cash costs of production per tonne of ore, including capitalized stripping**		$76	-
Cash costs of production per carat recovered, net of capitalized stripping**		$36	-
Cash costs of production per carat recovered, including capitalized stripping**		$37	-

Sales
Approximate diamonds sold - Mountain Province***	000's carats	527	-
Average diamond sales price per carat	US	$ 99	$ -

* at 100% interest in the GK Mine including ramp-up period
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement. The Company’s primary asset is its 49% interest in the GK Mine.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the auction. Inventory generally will not be held for speculative purposes, though the sale of certain diamonds may be accelerated or deferred in the short term for tactical marketing purposes. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth.

During the three months ended March 31, 2018, the Company held two tender sales in Antwerp. Sales are held ten times per year, approximately every five weeks. The Company anticipates conducting three tender sales in the second quarter of 2018, two tender sales in the third quarter, and three tender sales in the fourth quarter.

Page | 4

Revenue from diamond sales is recognized when the performance obligations are completed. Under the Company’s sales terms, the performance obligations are completed when payment has been received for diamonds by the Company or the Company’s agent and diamonds are delivered to the buyer by the Company or the Company’s agent.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The mine covers approximately 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2018, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2017 - $23.4 million).

Gahcho Kué Capital Program

During the GK Mine’s first winter of operations in the last quarter of 2016 and the first quarter of 2017, extreme cold conditions affected the mine’s conveyor systems which resulted in downtime and lowered throughput. In 2017, De Beers and the Company approved a capital project totalling $23 million on a 100% basis to install enclosures on two conveyors as well as to install dust collection systems at the primary crusher and plant feed bin. Work has been substantially completed on this project and is considered sufficient to adequately mitigate the operating risk for the mine plan.

Gahcho Kué 2018 Production

During the first quarter of 2018, the GK Mine experienced continued strong performance, as over 1.6 million carats were recovered on processing approximately 786,000 tonnes of ore through the plant, representing an average grade of approximately 2.09 carats per tonne.

The Gahcho Kué orebodies and product profile are complex. The Company continues to work with its joint venture partner De Beers Canada to understand and predict variability in mining location and product profile.

Mining and Processing

For the three months ended March 31, 2018, on a 100% basis, a total of 8.2 million tonnes of overburden, waste rock and ore had been extracted from the 5034 and Hearne open pits, compared to the original 2018 first quarter plan of approximately 10.4 million tonnes (79% of plan). For the year ended December 31, 2017, on a 100% basis a total of 33 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to an original plan of approximately 37.2 million tonnes (89% of plan).

For the three months ended March 31, 2018, 786,000 tonnes of kimberlite ore were processed (compared to an original plan of 757,000 tonnes) with 1,641,000 carats (100% basis) carats being recovered at a grade of 2.09 carats per tonne.

Page | 5

At March 31, 2018, there was approximately 796,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available in the 5034 pit to meet the planned process throughput rate for 2018.

At March 31, 2018, the GK Mine had 563,882 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility based in Yellowknife. The Company had 676,611 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 952,913 carats in inventory.

Diamond Sales

The Company undertook two tender sales of diamonds during the first quarter of 2018 through its broker in Antwerp, Belgium. Also, the third tender sale closed April 2018. In fiscal 2017, the Company held 10 tender sales, and anticipates holding 10 tender sales in 2018 as well. Although the GK Mine declared commercial production on March 1, 2017, revenues and costs from four out of the ten sales conducted in 2017 had been recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income (loss) as those diamonds sold were all recovered prior to the mine declaring commercial production. The majority of the Company’s revenue is derived from its tender sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process.

The following chart summarizes the tender sales in 2017 and 2018:

*Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized price.

Page | 6

The following table summarizes the results for sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1	351	$ 27,260	$ 78
Sale 2*	177	$ 25,098	$ 142
Total Q1	528	$ 52,358	$ 99

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 3	451	$ 26,410	$ 59
Total	451	$ 26,410	$ 59

*Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized price.

The following table summarizes the results of sales in 2017:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1(1)	96	$ 6,423	$ 67
Sale 2	231	$ 16,484	$ 71
Sale 3(2)	195	$ 14,794	$ 76
Total Q1(3)	522	$ 37,701	$ 72

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 4(4)	148	$ 12,691	$ 86
Sale 5(5)	223	$ 21,118	$ 95
Total Q2	371	$ 33,809	$ 91

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 6	294	$ 25,154	$ 86
Sale 7	463	$ 27,108	$ 59
Total Q3	757	$ 52,262	$ 69

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 8	354	$ 22,801	$ 64
Sale 9	288	$ 18,981	$ 66
Sale 10	364	$ 19,091	$ 52
Total Q4	1,006	$ 60,873	$ 61

Total	2,656	$ 184,645	$ 70

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.

(2) Although the diamond sale closed on March 29, 2017, the sale of 194,000 carats occurred during the first week of April.

(3) Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 carats were recognized in Q2 2017.

(4) Sold carats were produced in the period before declaration of commercial production, therefore were recorded against the property, plant and equipment in accordance with IFRS.

(5) Sale 5 represents the first sale of diamonds produced after the declaration of commercial production on March 1, 2017, therefore have been recorded as revenue on the statement of comprehensive income. Although 222,000 carats were sold, in accordance with IFRS only 215,000 carats could be recognized as sales proceeds in the quarter. The remaining 7,000 carats have been recognized during Q3 2017.

Page |7

Including the effects of diamond sales to De Beers Canada Inc. the average realized price per carat for the year ended December 31, 2017, was US$70 per carat.

To more meaningfully relate prices realized at sale events to production results, the Company provides the following table:

Production period	H1 2017****	Q3 2017	Oct 2017	Nov 2017	Dec 2017	Jan 2018	Feb 2018**
Sale in which goods were primarily sold	3 to 7 & Partial 8	Partial 8 to 10	1	1	2 & 3	2 & 3	N/A
Tonnes processed (100%) (000's)	1,259	823	263	236	194	327	217
Recovered grade (carats per tonne)	1.97	2.22	2.40	2.22	2.42	1.89	2.05
Carats recovered (100%) (000's)	2,481	1,825	632	525	470	618	444
Carats recovered (49%) (000's)	1,216	894	310	230	257	303	218
Price per carat in US$, run of mine basis***	$ 91	$ 77	$ 71	$ 71	$ 70	$ 70	N/A
Attributed value per tonne in CAD*	$ 183	$ 172	$ 214	$ 198	$ 212	$ 167	N/A

*Attributed value per tonne has been determined based on realized sales results, with accelerated or deferred goods adjusted to their period production, reflecting only the Company’s 49% share of all diamonds including fancies and specials. Attributed value per tonne in CAD is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.

** Goods from this production period have not yet all been sold.

*** Price per carat in US$, run of mine basis is not clearly defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.

**** H1 2017 represents Q1 and Q2 2017 combined.

The following table summarizes the revenue composition for sales in the three months ended March 31, 2018

	% Volume	% Value	Sale price per carat (US$/ct)
Gem/ Near gem	60%	97%	161
Industrial/ Boart	40%	3%	8

Through the first three tender sales of 2018, rough diamond market conditions were buoyant with strong demand and price increases reported across all product categories. The Company’s product offering to customers this period included a large number of fancies and specials, which generated considerable market interest and competition. A record number of fancies and special stones in the second tender of 2018 contributed to a higher than normal realized average price per carat.

Customer participation rates increased at the two tender sales concluded by the Company in the first quarter, driven by the upbeat market conditions and attractive product offering. The average number of customers placing bids increased by 30% over 2017 levels and the number of bids received per lot increased from eleven in 2017 to over fourteen this quarter. The high average number of lots per sale this quarter (164, compared with an average 125 in 2017) resulted from the large number of individual fancy and special stones on offer.

After a successful first year of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with large, high value special stones and small, brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence which has attracted specialist customers who have developed strategies to positively market this product characteristic.

Each of the Company’s diamond products have a market and an established customer base. With the natural exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Page | 8

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, results from individual sales can and will vary.

2018 Production Outlook

For 2018, the GK Mine operational plan anticipates total ore processing of approximately 3,115,000 tonnes, recovering between 6.3 million and 6.6 million carats (100% basis) and reflecting a recovered grade of between 2.02 cpt and 2.12 cpt. This forecast has been confirmed with the results of the latest 2018 “Gahcho Kué Mine Technical Report”. The higher grades are specifically attributable to centre and east lobe of the 5034 pipe, and are expected to continue throughout the Life of Mine Plan for this zone. The 2018 GK Mine operational plan anticipates cash costs of production, including capitalized stripping costs, increasing to a run-rate of $96 per tonne. The increase in cost is attributed primarily to the increased waste removal attributed to the push back of the planned 5034 east wall as reported in 2017, although there may be opportunities to reduce overall costs related to the actual operational conditions encountered during 2018.

The 2018 GK Mine operational plan anticipates sustaining and other capital expenditures (other than capitalized stripping) of approximately $55 million (100% basis). Exploration expenditures for 2018, if any, will be expensed and not capitalized based on the Company’s accounting policy.

A summary of key parameters from the updated GK Mine operational plan over the next five years is provided as follows (100% basis):

		2018	2019	2020	2021	2022
Ore tonnes processed	000s	3,115	3,153	3,161	3,153	3,153
Carats recovered	000s	6,300 - 6,600	6,000 - 6,300	6,300 - 6,600	5,700 - 6,000	5,300 - 5,600
Cash costs of production per tonne, net of capitalized stripping		$76	82	76	74	81
Cash costs of production per tonne, including capitalized stripping		$96	99	100	100	103
Sustaining capital expeditures	$000s	54,629	31,497	12,669	9,070	7,355

Not included in the updated GK Mine operational plan is any potential processing of diamondiferous kimberlite from the Southwest Corridor, between the 5034 and Hearne pipes. Much of the Southwest Corridor is already scheduled under the mine plan to be mined as waste rock, and in the course of stripping activity to date, this area has been recognized as containing diamondiferous kimberlite that is not included in the current project resource or reserve statements. A drill program was completed this winter in the area of the Southwest Corridor to delineate the kimberlitic zone, the results of which were reported in a news release on April 10, 2018. Analysis of the results of the drill program, including diamond sample assessment, is expected to be completed in mid 2018, with the goal of estimating a resource for the Southwest Corridor area for incorporation into the GK Mine operational plan. Also, not included in the updated GK Mine operational plan is any potential grade increase associated with the West lobe of the 5034 pipe. Evaluations are being conducted on the West lobe to better isolate and assess its grade performance, the outcomes of which are anticipated in 2018 and may justify further revision to production estimates.

Diamond Outlook

The rough diamond market experienced buoyant conditions in the first quarter of the year with strong demand and price increases reported across all product categories. Positive market sentiment carried over from late 2017, when increased demand in consumer centres drove down polished inventories and supported the replenishment of rough diamonds. The long break between major rough producers’ sales at the end of 2017 and the start of 2018 further fueled demand for rough diamonds. This optimism continued through the first quarter, giving the rough market a welcome kick-start in 2018 after the previous year’s numerous challenges.

Expectations are that this positive market sentiment will at least continue in the short term. Polished price indices report a 3% increase since the start of the year. As the market traditionally slows down during the April holidays, rough price growth is expected to slow during this period after which the market will look for positive results from the Las Vegas jewellery show in June to underpin further price growth.

Retail results reported from the major consumer centres continue to be positive. Sales of fine jewellery and fine watches in the US increased 10.9% in January over December, and 6.3% year-on-year. Total US jewellery sales in January increased 8.9% year-on-year. Individual US retailers’ results continue to be mixed with companies reviewing their strategic priorities and embracing online distribution opportunities. Tiffany & Co. reported sales growth in the US and its other major markets. LVMH reported strong organic revenue growth year on year to Q1 2018. Signet is embarking on a three-year turnaround plan that incorporates wide cost reduction measures and the closure of more than 200 stores on the back of declining same store sales.

Page | 9

Consumer demand in Asia has strengthened in recent months. Leading Chinese jewellery retailer Chow Tai Fook reported year-on-year growth in same store sales in its key markets of Mainland China and Hong Kong & Macau over the final three months of 2017. Consumers’ acceptance of online jewellery sales continues to grow in Mainland China with Chow Tai Fook reporting large volume and value growth via this distribution channel.

In India, concerns remain that the Nirav Modi bank fraud case, whilst having limited exposure to the diamond midstream, may have medium to long term impacts on Indian banks’ financing of the diamond sector.

Results of operations

The Company, as discussed above, has held two sales of diamonds during the three months ended March 31, 2018.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	March 31	December 31	September 30	June 30
	2018	2017	2017	2017
	$	$	$	$
Earnings and Cash Flow
Sales	66,565	77,242	65,218	27,648
Operating income (loss)	20,105	11,176	20,657	7,663
Net income (loss) for the period	67	(15,927)	27,669	7,554
Basic and diluted earnings (loss) per share	0.00	0.10	0.17	0.05
Cash flow provided by (used in) operating activities	1,759	36,389	49,238	(15,737)
Cash flow provided by (used in) investing activities	(16,098)	54,079	(38,715)	18,217
Cash flow provided by (used in) financing activities	(187)	(62,970)	(7,871)	(8,826)
Balance Sheet
Total assets	823,966	795,066	884,806	857,320

		Three months ended
	March 31	December 31	September 30	June 30
	2017	2016	2016	2016
	$	$	$	$
Earnings and Cash Flow
Operating income (loss)	(3,428)	(2,479)	(1,426)	(1,204)
Net income (loss) for the period	(2,144)	(8,306)	(5,387)	(352)
Basic and diluted earnings (loss) per share	(0.01)	(0.05)	(0.03)	(0.00)
Cash flow provided by (used in) operating activities	(27,239)	2,017	(4,298)	(13,973)
Cash flow provided by (used in) investing activities	7,596	(63,276)	(16,404)	(36,689)
Cash flow provided by (used in) financing activities	30,974	36,422	32,540	59,271
Balance Sheet
Total assets	873,753	783,761	752,825	732,959

Page | 10

summary of FIRST Quarter Financial Results

Three months ended March 31, 2018 compared to the three months ended March 31, 2017, expressed in thousands of Canadian dollars.

For the three months ended March 31, 2018, the Company recorded a net income of $67 or $0.00 earnings per share compared to a net loss $2,144 or $0.01 loss per share for the same period in 2017. A significant difference was earnings from mine operations of $24,565 in the three months ended March 31, 2018, compared to $nil for the same period in 2017. The total net finance expenses for the period were $9,700, compared to $3,763 for the same period in 2017. The significant difference is due to the fact that in the same period for 2017 the finance expenses for January and February, until commercial production was declared, were capitalized as borrowing costs. Foreign exchange loss, for the three months ended March 31, 2018, was $10,376, compared to a foreign exchange gain of $4,229 for the same period in 2017. Substantially all of the foreign exchange loss amount relates to the unrealized losses of US$ denominated long-term debt outstanding through the period.

Earnings from mine operations

Earnings from mine operations for the three months ended March 31, 2018 were $24,565, compared to $nil for the same period in 2017. For the three months ended March 31, 2018, diamond sales related to 527,000 carats were $66,565. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended March 31, 2018 were $18,914; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended March 31, 2018 were $13,083; and the cost of acquired diamonds for the three months ended March 31, 2018 were $10,003, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $24,565. There are no comparative figures as the GK Mine declared commercial production on March 1, 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2018 were $3,589 compared to $3,428 for the same period in 2017. The significant expenses included in these amounts for the three months ended March 31, 2018 were $1,566 relating to selling and marketing, $435 related to consulting fees and payroll, and $424 relating to share-based payment expense. The amounts for the same period in 2017 were $1,666, $440, and $408, respectively. Selling and marketing expenses incurred in 2017 were slightly higher due to the initial set up of the selling process in Antwerp, Belgium.

Net finance expenses

Net finance expenses for the three months ended March 31, 2018 were $9,700 compared to $3,763 for the same period in 2017. Included in the amount for the three months ended March 31, 2018, were $9,633 relating to finance costs, $166 relating to accretion expense on decommissioning liability and $99 relating to interest income. Finance costs have increased for the three months ended March 31, 2018 compared to the same period in 2017 due to interest expense incurred on the previous Loan Facility and the current secured notes payable being expensed after the declaration of commercial production, whereas it was previously capitalized to the mine development. The interest expenses are all considered recurring for the outstanding debt. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2018 was lower than the 2017 period, due to a lower average cash balance.

Derivative gains

Derivative gains for the three months ended March 31, 2018 were $515 compared to $795 for the same period in 2017. For the three months ended March 31, 2018, the overall derivative gain is attributed to the embedded derivative asset from the secured notes payable. The overall derivative gains for the three months ended March 31, 2017, related to the relative strengthening of the LIBOR rate, which resulted in a derivative gain on the interest rate swap contracts.

Page | 11

Foreign exchange (losses) gains

Foreign exchange (losses) gains for the three months ended March 31, 2018 ($10,376) compared to $4,229 for the same period in 2017. The foreign exchange loss for the three months ended March 31, 2018 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended March 31, 2018. The foreign exchange gains for the three months ended March 31, 2017 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The development of the GK Mine is complete and commercial production was declared on March 1, 2017. The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for cash calls to fund the operating expenses for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to impair costs capitalized to date. The Company funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of secured notes payable. Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee of 1.2375% per annum until March 31, 2018. Subsequent to March 31, 2018, the Company is subject to a commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at March 31, 2018, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total Leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to Interest Expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the most recent financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.

The Company is in compliance with all financial covenants as at March 31, 2018.

Page | 12

The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends is based on a fixed charge coverage. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

Cash flow provided by operating activities, including change in non-cash working capital for the three months ended March 31, 2018 were $1,759 compared to ($27,239) for the same period in 2017. The increase in cash provided was a result of the increase in earnings from mine operations of $24,565. The first quarter of the year represents the period where the most cash outflows occur, due to the GK Mine being located in a remote location. Bulk supplies, particularly fuel and ammonia nitrate explosives, for the ensuing 12-month period were purchased and shipped up the winter ice road in February and March, in the normal annual site re-supply process. Also, due to the fact that the first quarter of 2018 only had two tender sales, an increase in rough diamond inventory occurred since December 31, 2017.

Investing activities for the three months ended March 31, 2018 were ($16,098) compared to $7,596 for the same period in 2017. For the three months ended March 31, 2018, the outflow for the purchase of equipment of the GK Mine and other commissioned assets were $8,697 compared to $25,369 for the same period in 2017. Capitalized interest paid for the three months ended March 31, 2018 was $nil compared to $5,451 for the same period in 2017. Cash used for investing activities for the three ended March 31, 2018 included $8,697 in property, plant and equipment, $nil for capitalized interest paid and offset by $99 of interest income. Cash used for investing activities for the three months ended March 31, 2017 include $25,369 in property, plant and equipment, $5,451 for capitalized interest paid, offset by $31,828 in pre-production sales, $6,372 in restricted cash and $216 of interest income.

Financing activities for the three months ended March 31, 2018 were ($187) compared to $30,974 for the same period in 2017. Cash flows used in financing activities for the three months ended March 31, 2018, related to stand-by charges on the RCF, along with the settlement of fees related to the financing of the secured notes payable in 2017. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the March and September quarters having significantly lower cash outflows under financing activities. The cash outflow will significantly increase in the second and fourth quarters of each year. Cash flows from financing activities for the three months ended March 31, 2017 related to cash draws of US$25 million or approximately $32.4 million Canadian dollar equivalent from January 1, 2017 to March 31, 2017 from the Loan Facility, net of financing costs of approximately $3 million and proceeds from option exercises of $1,577.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

The following are the new accounting policies adopted in the current period:

(a) Financial instruments

The Company has adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”), as of January 1, 2018. IFRS 9 has replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. There are differences between IFRS 9 and IAS 39, however, most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities, including the accounting for the embedded derivative related to the secured notes payable, is unchanged.

Page | 13

As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for cash previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure that at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Asset/Liability	Original classifciation IAS 39	New classification IFRS 9
Cash	FVTPL	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Amounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Secured notes payable	Other liabilties	Amortized cost

The Company is not required to restate prior periods. The adoption of IFRS 9 resulted in no change to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Page | 14

Derecognition

Financial assets

The Company derecognizes the financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income (loss). However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Financial Liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive income (loss).

(b) Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The adoption of IFRIC 22 did not have an effect on the condensed consolidated interim financial statements for the period.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2017.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of the financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company believes the adoption of IFRS 16 will have an increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment. Upon increasing property, plant and equipment, there will be an impact on the statement of comprehensive income (loss), with an increase to depreciation and depletion, rather than operating expenses.

Page | 15

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin (a corporation controlled by Dermot Desmond), key management and their close family members, and the Company’s directors. Subsequent to the three-month period ended March 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol Unlimited Company (a corporation beneficially owned by Dermot Desmond). Dermot Desmond, indirectly through Vertigol Unlimited Company, is a beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have a common member of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

The balances as at March 31, 2018 and December 31, 2017 were as follows:

	March 31,	December 31,
	2018	2017
Investment in Kennady Diamonds Inc. held as equity securities	$ 9,150	$ -
Payable to the Operator of the GK Mine*	2,206	523
Payable to De Beers Canada Inc. for interest on letters of credit	512	339
Receivable from De Beers Canada Inc. for sunk cost overpayment	-	21
Payable to International Investment and Underwriting	13	32
Payable to key management personnel	167	178
*included in accounts payable and accrued liabilities

Page | 16

The transactions for the three months ended March 31, 2018 and 2017 were as follows:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
The total of the transactions:
Kennady Diamonds	$ 23	$ 23
International Investment and Underwriting	13	13
Remuneration to key management personnel	694	725
Sunk cost repayment to De Beers Canada Inc.	-	10,000
Diamonds sold to De Beers Canada Inc.	-	1,398
Diamonds purchased from De Beers Canada Inc.	7,367	3,264
Finance costs incurred from De Beers Canada Inc.	173	-
Management fee charged by the Operator of the GK Mine	1,038	1,038

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2018 and 2017 were as follows:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Consulting fees, payroll, director fees, bonus and other short-term benefits	$ 369	$ 423
Share-based payments	325	302
	$ 694	$ 725

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$ 231	$ 467	$ 473	$ 256	$ 1,427
Gahcho Kué Diamond Mine commitments	14,786	-	-	-	14,786
Gahcho Kué Diamond Mine operating lease obligations	830	1,240	225	125	2,420
Revolving credit facility stand by charges	797	1,594	557	-	2,948
Notes payable - Principal	-	-	425,172	-	425,172
Notes payable - Interest	34,387	68,121	68,028	-	170,536
	$ 51,031	$ 71,422	$ 494,455	$ 381	$ 617,289

NON-IFRS MEASURES

The MD&A refers to the terms “Price per carat in US$, run of mine basis” and “Attributed value per tonne in CAD”, as well as “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure, and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Price per carat in US$, run of mine basis, and attributed value per tonne in CAD are used by management to analyze the sales results based on date of production rather than sales date. Differences from reported sales are attributed to the holding back or accumulation of diamonds, the expediting of certain diamonds produced into an earlier sale batch, and the inclusion in revenue under IFRS of proceeds from the sale of De Beers’ 51% of fancies and specials won by the Company under the tender process, described as adjustments for stock movements and holdbacks.

Page | 17

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. The Q1 2018 period has been presented.

The following table provides a reconciliation of the Adjusted EBITDA with the net income on the condensed consolidated interim statements of comprehensive income:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017

Net income (loss) for the period	$ 67	$ (2,144)
Add/deduct:
Non-cash depreciation and depletion	13,083	-
Net finance expenses	9,700	3,763
Derivative gains	(515)	(795)
Current and deferred income taxes	500	-
Unrealized foreign exchange losses (gains)	10,376	(4,229)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$ 33,211	$ (3,405)

Page | 18

The following table provides a reconciliation of price per carat in US$, run of mine basis, to the sales reported on the condensed consolidated interim statements of comprehensive income, as applicable:

Sales per carat (expressed in 000's, except per carat amounts)	Sales 3 to 7	Sales 8 to 10	2018 Sale 1	2018 Sale 2	2018 Sale 3
Sales	$ 129,928	$ 77,245	$ 34,201	$ 32,364	$ 33,262
Less: effects of foreign exchange spot translations	$ (29,063)	$ (16,372)	$ (6,941)	$ (7,266)	$ (6,852)
Sales in $US	$ 100,865	$ 60,873	$ 27,260	$ 25,098	$ 26,410
Carats sold	1,323	1,006	351	177	451
Sales per carat, $US	$ 76	$ 61	$ 78	$ 142	$ 59

Reconciliation of date of sale to date recovered from processing plant (expressed in 000's)	Sales 3 to 7	Sales 8 to 10	2018 Sale 1	2018 Sale 2	2018 Sale 3	Total
Carats recovered through processing plant
H1 2017 production period	1,216	-	-	-	-	1,216
Q3 2017 production period	19	875	-	-	-	894
October 2017 production period	-	131	179	-	-	310
November 2017 production period	-	-	172	58	-	230
December 2017 production period	-	-	-	119	138	257
January 2018 production period	-	-	-	-	165	165
Sales in $US adjusted for date recovered from processing plant
H1 2017 production period	$ 86,336	$ -	$ -	$ -	$ -	$ 86,336
Q3 2017 production period	$ 9,631	$ 44,903	$ -	$ -	$ -	$ 54,534
October 2017 production period	$ -	$ 15,970	$ 6,040	$ -	$ -	$ 22,010
November 2017 production period	$ -	$ -	$ 16,330	$ -	$ -	$ 16,330
December 2017 production period	$ -	$ -	$ 4,890	$ 13,100	$ -	$ 17,990
January 2018 production period	$ -	$ -	$ -	$ -	$ 21,210	$ 21,210

Production period (expressed in 000's, except per carat amounts)	H1 2017	Q3 2017	Oct 2017	Nov 2017	Dec 2017	Jan 2018	Feb 2018	Mar 2018
Carats recovered through processing plant	1,216	894	310	230	257	303	218	284
Sales in $US, date recovered through processing plant	$ 86,336	$ 54,534	$ 22,010	$ 16,330	$ 17,990	$ 21,210	N/A	N/A
Price per carat in $US, run of mine basis	$ 71	$ 61	$ 71	$ 71	$ 70	$ 70	N/A	N/A

The following table provides a reconciliation of the attributed value per tonne in CAD to the sales reported on the condensed consolidated interim statements of comprehensive income:

Production period (expressed in 000's, except per carat amounts)	H1 2017	Q3 2017	Oct 2017	Nov 2017	Dec 2017	Jan 2018	Feb 2018	Mar 2018
Carats recovered through processing plant	1,216	894	310	230	257	303	218	284
Average grade processed through processing plant	1.97	2.22	2.40	2.22	2.42	1.89	2.05	2.40
Tonnes processed through processing plant	617	403	129	104	106	160	106	118
Sales in $US, date recovered through processing plant	$ 86,336	$ 54,534	$ 22,010	$ 16,330	$ 17,990	$ 21,210	N/A	N/A
Add back effects of foreign exchange spot translations	$ 26,622	$ 14,731	$ 5,632	$ 4,184	$ 4,524	$ 5,563	N/A	N/A
Sales in $, date recovered through processing plant	$ 112,958	$ 69,265	$ 27,642	$ 20,514	$ 22,514	$ 26,773	N/A	N/A
Attributed value per tonne in CAD****	$ 183	$ 172	$ 214	$ 198	$ 212	$ 167	N/A	N/A

Page | 19

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the condensed consolidated interim statements of comprehensive income:

		Three months ended	Three months ended
(in millions of Canadian dollars, except where otherwise noted)		March 31, 2018	March 31, 2017

Cost of sales production costs		$18,914	-
Cash cost of production of ore processed, net of capitalized stripping		$29,031	-
Cash costs of production of ore processed, including capitalized stripping		$29,410	-

Tonnes processed	kilo tonnes	385	-
Carats recovered	000's carats	804	-

Cash costs of production per tonne of ore, net of capitalized stripping		$75	-
Cash costs of production per tonne of ore, including capitalized stripping		$76	-
Cash costs of production per carat recovered, net of capitalized stripping		$36	-
Cash costs of production per carat recovered, including capitalized stripping		$37	-

Subsequent eventS

During the three-month period ended March 31, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders would receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. Subsequent to the three-month period ended March 31, 2018, on April 9, 2018, approval of the transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for the proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the transaction was closed. Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk of lack of operating history and new mining operation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	risks related to foreign exchange fluctuations and prices of diamonds;
•	risks related to commodity price fluctuations;

Page | 20

•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to develop and operate the Company’s GK Mine on an economic basis and in accordance with applicable timelines;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At May 10, 2018, there were 210,005,810 shares issued, 3,490,000 stock options and 473,663 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

As of March 31, 2018, we carried out an evaluation under the supervision and with the participation of our management, including our interim chief executive officer (Interim CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2018, the Interim CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

• such information is accumulated and communicated to our management, including our Interim CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Page | 21

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Page | 22

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Page | 23